Exhibit 99.7

FAX (403) 262-2790

1100, 530 – 8TH AVENUE S.W	CALGARY, ALBERTA T2P 3S8	TELEPHONE (403) 262-2799

LETTER OF CONSENT

TO:	United States Securities and Exchange Commission

RE:	EnCana Corporation (“EnCana”) — Annual Report on Form 40-F

We hereby consent to the use and reference to our name and our report evaluating a portion of EnCana’s petroleum and natural gas reserves as at December 31, 2002, as described in the Annual Report on Form 40-F of EnCana for the fiscal year ended December 31, 2002 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the inclusion of information derived from our report.

RYDER SCOTT COMPANY-CANADA PETROLEUM CONSULTANTS

February 27, 2003
Calgary, Alberta

1100 LOUISIANA 600 SEVENTEENTH	SUITE 3800 SUITE 900N	HOUSTON, TEXAS 77002-5218 DENVER, COLORADO 80202-5401	Telephone (713) 651-9191 Telephone (303) 623-9147	Fax (713) 651-0849 Fax (303) 623-4258